EXHIBIT 12
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	2006	2005	2004	2003	2002
Pretax income before change in accounting principle	$827,393	$1,017,715	$1,162,975	$855,564	$709,136

FIXED CHARGES:
Interest expense	103,810	87,924	84,556	92,644	116,141
Interest portion of net rent expense (a)	113,184	91,755	80,390	71,821	63,550

Total fixed charges	216,994	179,679	164,946	164,465	179,691

Earnings before income taxes and fixed charges	$1,044,387	$1,197,394	$1,327,921	$1,020,029	$888,827

Ratio of earnings to fixed charges	4.8	6.7	8.1	6.2	4.9

     (a) One-third of net rent expense is the portion deemed representative of the interest factor.